April 17, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation

Re:	Timberline Resources Corp
Form 10-K for the Fiscal Year ended September 30, 2022
Filed December 29, 2022
File No. 001-34055

Dear Sirs:

This letter represents Management’s Response to the Comment Letter dated April 3, 2023 as referenced above. In our response, we have repeated verbatim the sections of the Letter and have then appended our response to each comment.

Comment: “Form 10-K for the Fiscal Year ended September 30, 2022
Description Of Properties, page 18

1. We understand from your responses to prior comments 1, 2, 3 and 4 that you intend to amend your annual report to address the concerns outlined in those comments, and that the amendment will include an updated Technical Report Summary as an exhibit, unless you decide to eliminate certain resource disclosures.

Please submit the specific revisions that you propose and the draft Technical Report Summary for review in advance of filing your amendment and, to the extent that you are contemplating the alternative of removing disclosures, address each aspect of the referenced disclosure requirements that may apply in either case.

Please confirm that revisions to disclosures concerning your mineral properties and the Technical Report Summary will be based on information underlying or inherent within your mining plan as of the end of your fiscal year of September 30, 2022, and will not incorporate or reflect changes or information arising in subsequent periods.”

Response by Timberline: Timberline plans to retain its resource disclosures and will amend its Description of Properties in the upcoming Form 10-KA and future reports to clearly delineate between material and non-material classification for each property, segregate summary descriptions from individual property disclosures and add to or revise the existing information prescribed for disclosures in Item 1303(b) and elsewhere throughout Items 1300 through 1304 included for our material property(ies).

Company management and the authors of the Technical Report are in the final review process of the draft Updated Technical Report and the associated draft Technical Report Summary prepared by the authors (Qualified Persons). The report is based on information underlying or inherent in our mining plan as of the end of our fiscal year of September 30, 2022, and will not incorporate or reflect changes or information arising in subsequent periods.

With the finalization of the Updated Technical Report and Technical Report Summery, we will immediately revise our Form 10-K for the year ended September 30, 2022, by preparing a Form 10-KA for filing with the SEC. Prior to its filing, we will submit the specific proposed revisions along with the draft Technical Report Summary for your review in advance of filing the Form 10-KA.

We will continue to correlate our actions with John Cannarella, Staff Accountant, and/or Ken Schuler, Mining Engineer, as we work through the detail of producing a compliant Technical Report, Summary of the Technical Report, author consents and appropriate disclosures of information in the Form 10-KA.

Sincerely,

Ted R. Sharp, CPA
Chief Financial Officer